UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2015	or	[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ________________ to ___________________

Commission File Number 33-56828

Marathon Oil Company Thrift Plan
5555 San Felipe Street
Houston, TX 77056

MARATHON OIL CORPORATION
5555 San Felipe Street, Houston, TX 77056

Marathon Oil Company
Thrift Plan
Financial Statements and
Supplemental Schedule
December 31, 2015 and 2014

Marathon Oil Company
Thrift Plan
Table of Contents
December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2
December 31, 2015 and 2014

Statement of Changes in Net Assets Available for Benefits	3
Year ended December 31, 2015

Notes to Financial Statements	4-13

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14-30

Signatures	31

Exhibit Index

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	32

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations
for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of
Marathon Oil Company Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the Marathon Oil Company Thrift Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones, LLP

Houston, Texas
June 27, 2016

Marathon Oil Company
Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets
Investments, at fair value	$1,047,698,799	$1,221,997,417

Receivables:
Notes receivable from participants	6,392,993	8,164,510
Investment income receivable	676	148,810
	6,393,669	8,313,320

Net Assets, at Fair Value	1,054,092,468	1,230,310,737

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(4,459,979)	(7,545,103)

Net Assets Available for Benefits	$1,049,632,489	$1,222,765,634

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(48,455,195)
Interest	6,595,936
Dividends	18,036,773
(23,822,486)

Interest income on notes receivable from participants	246,686

Contributions:
Participants	32,164,675
Employer	19,405,887
Rollovers	55,728,118
107,298,680

Total additions	83,722,880

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	256,581,586
Administrative expenses	274,439

Total deductions	256,856,025

Net increase (decrease)	(173,133,145)

Net Assets Available for Benefits:
Beginning of year	1,222,765,634

End of year	$1,049,632,489

The accompanying notes are an integral part of these financial statements.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

1.Description of Plan
The following brief description of the Marathon Oil Company Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions. Effective as of January 1, 2014, Marathon Oil Company (the "Company") amended and restated the Plan in its entirety.  The provisions of this amended and restated Plan apply to determine eligibility, contributions, distributions, investments, and other Plan activities.
General
The Plan is a defined contribution thrift savings plan. The Plan covers substantially all regular and casual employees of the following entities, which are participating employers in the Plan: Marathon Oil Corporation (“MRO”), the “Company”, and Marathon Service Company. All of these participating employers, other than MRO, are wholly-owned subsidiaries of MRO. An eligible employee may participate in the Plan by making contributions to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Participants may elect to make contributions from 1 percent to a maximum of 18 percent of their gross pay consisting of after-tax contributions, or 1 percent to a maximum of 25 percent of their gross pay consisting of pre-tax contributions, Roth 401(k) contributions, or a combination of both. In addition, catch up contributions are allowed under the Plan, which allow for additional contributions for participants who have attained age 50 before the close of the Plan year as permitted under the Internal Revenue Code (the “Code”). An active participant may make any combination of after-tax and pre-tax/Roth 401(k) payroll contributions provided that the participant does not exceed the maximums permitted under the Code or the limits set forth in the Plan document.
The contributions of highly compensated employees are subject to additional limitations pursuant to the provisions of Code Sections 401(k) and 401(m). Compensation of a participant taken into account under the Plan is limited to $265,000 for 2015, as provided in Code Section 401(a)(17).
Participants may also make rollover contributions or direct-plan transfer contributions of qualified distributions from the qualified plans of the Company, its subsidiaries, its affiliates, and any other qualified plans or individual retirement accounts (“IRA”) upon specific authorization and subject to such terms and conditions as set forth by the Plan Administrator.
To the extent that the Company has accumulated earnings and profits, the Company will match on a dollar for dollar basis each participant's after-tax or pre-tax/Roth 401(k) contributions to the Plan up to an aggregate of 7 percent of each participant's eligible gross pay.
Valuation of Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings (losses) based on the participant's relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are fully and immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in the Company contributions, plus actual earnings thereon, in any of the following ways: upon retirement under the Retirement Plan of the Company; at death; after three years of vesting service with the Company or another employer within the controlled group of MRO; or upon attainment of age 65.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

Participant Loans
Participants may borrow from their fund accounts at a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are collateralized by the balance in the participant's account and bear interest rates that ranged from 3.25 percent to 9.50 percent throughout 2015, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through automatic payments for participants not receiving pay and retirees.
Payment of Benefits
On termination of service, unless a participant elects otherwise or as required by the Code, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant alternatively may elect to defer the commencement of benefits until a date no later than the April 1 immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions equal to or less than $5,000 but greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account, subject to certain restrictions. An installment settlement option is available to retired participants subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matching contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan, or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. Total forfeitures of $128,739 for the year ended December 31, 2015 were used to reduce employer matching contributions made to the Plan. The forfeited balance held in the Plan as of December 31, 2015 and 2014 was $284,002 and $37,221.
Investment Options
Effective June 12, 2015, the Company secured synthetic wrap capacity for the Stable Value Fund from Nationwide Life Insurance Company. The Company will use this new capacity (representing 10% of the newly allocated fund) to reduce the exposure to the Chase Manhattan Bank Wrapper Contract for further diversification among the wraps. The deposit amount was $35.6 million at an annual wrap fee of 0.22%.
Effective December 22, 2015, the investment options Wells Fargo Advantage Small Cap Value Fund Institutional Class and Kalmar “Growth-with-Value” Small Cap Fund Investor Class were replaced with Vanguard Small-Cap Index Fund Institutional Shares. The Fidelity Money Market Trust Retirement Government Money Market Portfolio was replaced with Fidelity Institutional Money Market Government Portfolio—Class I. These changes were communicated to participants in November 2015.
Also effective December 22, 2015, the following investment class changes occurred: Columbia Acorn International Fund Class Z was replaced with the Columbia Acorn International Fund Class Y Shares, investment in Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class I was replaced with Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Class IS and Spartan 500 Index Fund—Fidelity Advantage Class was replaced with Spartan 500 Index Fund—Institutional Class. The new share classes offer the same investment strategy and risk, but at a lower cost to participants. These changes were communicated to participants in November 2015.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

2.	Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes gains and losses on investments bought and sold as well as held during the year. Investment related expenses are also included in net appreciation of fair value of investments.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

Administration of Plan Assets
All costs, expenses, and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participants' account are charged or credited to the participants' account by Fidelity Investments Institutional Operations Company, Inc (“FIIOS”).
The Stable Value Fund is managed by Fidelity Management Trust Company pursuant to a trust agreement. Any fees charged by Fidelity Management Trust Company are deducted from the interest earned by Plan members in the Stable Value Fund. The total amount of fees charged by Fidelity Management Trust Company for 2015 in connection with management of assets within the Stable Value Fund was $1,068,467.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

3.	Accounting Standards Update

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2015-12, “Plan Accounting: defined benefit pension plans (Topic 960), defined contribution pension plans (Topic 962), health and welfare benefit plans (Topic 965): (Part I) fully benefit-responsive investment contracts, (Part II) plan investment disclosures, (Part III) measurement date practical expedient.” ASU 2015-12 (1) requires a benefit plan to use contract value as the only measure for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of the investment disclosure requirements for employee benefit plans, and (3) provides benefit plans with a measurement-date practical expedient similar to the practical expedient provided to employers in ASU 2015-04, Practical Expedient for the Measurement Date of an Employer’s Defined Benefit Obligation and Plan Assets. These amendments are effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan is required to apply the amendments retrospectively for all statements presented except for Part III which requires a prospective application. We believe the adoption of this guidance concerns disclosure only and will not have an impact on the Plan's financial statements. This amendment was not adopted in 2015.

In May 2015, the FASB issued ASU No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value ("NAV") per Share (or its equivalent).” ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standard Codification ("ASC") 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016 with early adoption permitted. While this amendment was not adopted in 2015, we believe the adoption of this guidance will not have an impact on the Plan's financial statements or disclosures.

4.	Fair Value Measurements

The FASB ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach, and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•
Level 2 inputs consist of quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets, or inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means;

•	Level 3 inputs are unobservable and significant to the fair value measurement and have the lowest priority.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

The Plan's investments are reported at fair value in the accompanying statements of net assets available for benefits adjusted to contract value for benefit-responsive contracts. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major plan asset class at December 31, 2015 and 2014.
Common stock - Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds - Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value of shares held. The net asset value is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1. Interest-bearing cash includes cash on deposit.

Common Collective Trusts (“CCTs”) - The Pyramis Core Lifecycle Commingled Pools are CCTs. These pools seek active return until the pool's targeted retirement year. Thereafter, the pool's objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income and/or short-term products. The underlying pools may use futures, options, swaps, and exchange traded funds to remain fully invested, while being able to respond to participant cash flows and to take advantage of changes in interest rates and other factors affecting value. Each pool's target asset allocation percentages will become more conservative over time by reducing allocations to equity and increasing allocations to fixed income and/or short-term products. Each pool's retirement date target allocation will be approximately 50 percent equity index, 40 percent fixed income index, and 10 percent short term. There are no redemption restrictions on these CCTs. Investment in CCTs are valued using a market approach at the net asset value of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. This investment is considered Level 2.

Synthetic Investment Contracts (“SICs”) - The Plan has an interest in the Stable Value Fund which primarily consists of investments in SIC’s. In a SIC structure, the underlying investments are owned by the Stable Value Fund and held in a trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank to provide principle preservation and steady income to the Plan. The underlying investments are valued at representative quoted market prices and the wrapper contract is valued using replacement cost methodology. This investment, with the exception of cash and cash equivalents, is considered Level 2.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$24,456,808	$—	$—	$24,456,808
Blend	195,376,682	—	—	195,376,682
Growth	46,024,201	—	—	46,024,201
International-Stk	23,268,352	—	—	23,268,352
Other*	65,622,174	—	—	65,622,174
Taxable bond	75,915,096	—	—	75,915,096
Value	20,045,834	—	—	20,045,834
Money market**	22,643,134	—	—	22,643,134
Common/collective trusts	—	212,302,816	—	212,302,816
Common stock	28,638,024	—	—	28,638,024
Stable Value Fund (SICs)	3,309,433	330,096,245	—	333,405,678
Total assets at fair value	$505,299,738	$542,399,061	$—	$1,047,698,799

	Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced	$27,161,552	$—	$—	$27,161,552
Blend	226,124,201	—	—	226,124,201
Growth	57,697,220	—	—	57,697,220
International-Stk	28,508,927	—	—	28,508,927
Other*	64,224,196	—	—	64,224,196
Taxable bond	87,883,917	—	—	87,883,917
Value	24,500,681	—	—	24,500,681
Money market**	21,004,099	—	—	21,004,099
Common/collective trusts	—	235,222,253	—	235,222,253
Common stock	55,772,873	—	—	55,772,873
Stable Value Fund (SICs)	2,776,122	391,121,376	—	393,897,498
Total assets at fair value	$595,653,788	$626,343,629	$—	$1,221,997,417
* Include Brokerage Link investments
** Include interest-bearing Cash

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

5.	Investments

The following presents individual investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31:

	2015	2014
Spartan 500 Index Fund – Institutional Class	$83,673,560
Spartan 500 Index Fund - Fidelity Advantage Class		97,207,331
Fidelity Growth Company Commingled Pool	52,875,928
American General Life Wrapper Contract 1627651*	84,751,535	100,419,612
Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1*	82,188,319	97,382,534
Chase Manhattan Bank Wrapper Contract AMarathon-2-07*	78,485,781	132,370,352
* SICs are investments included in the Stable Value Fund compromised of underlying assets and wrapper contracts.
During 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(19,554,842)
Common stock	(32,652,596)
Common /collective trust	3,752,243
Net depreciation in fair value of investments	$(48,455,195)

6.	Stable Value Fund (Fully Benefit-Responsive Investment Contract)

The Plan has an interest in a Stable Value Fund that comprised approximately 31 percent and 32 percent of total Plan investments at December 31, 2015 and 2014, respectively. The Stable Value Fund has investments in SIC’s and cash equivalents.

As described in Note 2 above, because SIC’s are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. In a SIC structure, the underlying investments are owned by the Stable Value Fund and held in a trust for Plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank to provide principle preservation and steady income to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate.

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. The contract crediting rates associated with the SICs are typically reviewed and reset, if needed, on a quarterly basis. The key factors that influence future interest crediting rates include: the level of market interest rates; the amount and timing of participant contributions, transfers, withdrawals into/out of the contract; the investment returns generated by the fixed

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

income investments that back the wrapper contract; and the duration of the underlying investments backing the wrapper contract.

The following presents the fair value, adjustment to contract value, and the major credit rating of each individual SIC held within the Stable Value Fund at December 31, 2015 and 2014:

	Stable Value Fund at December 31, 2015
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$82,188,319	$(1,110,458)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	78,485,781	(1,060,433)
American General Life Wrapper Contract 1627651	A+	84,751,535	(1,145,090)
Prudential Insurance Co America ACT 063025001	AA-	51,439,265	(695,004)
Nationwide Life Insurance Co	A+	33,231,345	(448,994)
		$330,096,245	$(4,459,979)

	Stable Value Fund at December 31, 2014
	Standard and Poor's Credit Rating	Fair Value	Adjustment to Contract Value

Bank of Tokyo - Mitsubishi ACT FID-MARAOIL13-1	A+	$97,382,534	$(1,878,601)
Chase Manhattan Bank Wrapper Contract Amarathon-2-07	A+	132,370,352	(2,553,550)
American General Life Wrapper Contract 1627651	A+	100,419,612	(1,937,190)
Prudential Insurance Co America ACT 063025001	AA-	60,948,878	(1,175,762)
		$391,121,376	$(7,545,103)
A wrap issuer may terminate a wrapper contract in accordance with the terms of the contract. A wrap issuer may also terminate a wrapper contract if Fidelity Management Trust Company investment management authority over the Stable Value Fund is limited or terminated as well as if all of the terms of the wrapper contract fail to be met. In addition, wrapper contracts limit the ability of the Stable Value Fund to transact at contract value upon the occurrence of certain events (e.g., complete or partial termination of the plan, early retirement program, or the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code). In light of the occurrence of a partial termination during 2015, further explained in Note 9, the Plan Administrator made the changes to the Stable Value Fund described above in order to protect the interests of plan participants who have invested in the Stable Value Fund.
The Stable Value Fund portfolio's average yield for 2015 and 2014 was 1.88 percent and 1.60 percent, respectively. The portfolio's crediting rate at December 31, 2015 and 2014 was 1.90 percent and 1.69 percent, respectively.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

At December 31, 2015 and 2014, the contract value of the SICs was $325,636,266 and $383,576,273, respectively, and the market values of the SIC's were $330,096,245 and $391,121,376, respectively. Cash equivalents (for which the stated cost approximates fair value) were $3,309,433 and $2,776,122 at December 31, 2015 and 2014 respectively.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$1,049,632,489	$1,222,765,634
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,459,979	7,545,103
Net assets per the Form 5500	$1,054,092,468	$1,230,310,737
The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015:

Increase (decrease) in net assets available for benefits per the financial statements	$(173,133,145)
Adjustment from fair value to contract value for benefit-responsive investment contracts
Prior year adjustment	(7,545,103)
Current year adjustment	4,459,979
Net income per the Form 5500	$(176,218,269)

8.	Party-in-Interest Transactions
The Trustee provides certain accounting and administrative services to the Plan for which approximately $50,187.98 and $111,781.26 of expenses were charged for the years ended December 31, 2015 and 2014, respectively. Certain Plan investments, amounting to $1,047,698,799 and $1,221,997,417 at December 31, 2015 and 2014, respectively, are units of funds managed by the Trustee.
Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.
Shares of MRO common stock may be purchased directly from MRO or on the open market. During 2015, all shares of the MRO common stock were purchased on the open market. Certain Plan investments are shares of mutual funds managed by FIIOS. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.
The Plan also holds notes receivable representing participant loans that qualify as party-in-interest transactions.
All party-in-interest transactions noted above are deemed exempt from the prohibited transaction rules.

Marathon Oil Company
Thrift Plan
Notes to the Financial Statements
December 31, 2015 and 2014

9.	Plan Termination
In 2015, the Company implemented multiple rounds of workforce reductions that created a reduction in Plan participation in excess of 20% of active employees participating in the Plan. As described in IRS Revenue Ruling 2007-28, a partial termination is presumed to occur with respect to a plan if 20% of employees participating in the plan are terminated. Because the reductions in force affected more than 20% of employees participating in the Plan, a partial termination has occurred for tax purposes.
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

10.	Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Plan Administrator by letter dated June 11, 2015, that the Plan, as amended, meets the requirements of Code Section 401(a), and the trust is not subject to tax under present income tax law. This determination letter was applicable for the amendments executed September 24, 2014 and prior. The Plan Administrator and the Plan's tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code.
GAAP requires the Plan Administrator to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

11.	Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

12.	Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated through the date these financial statements were issued for potential recognition or disclosure in the financial statements.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
*	Marathon Oil Corporation	Marathon Oil Common Stock -	2,274,664	shares	$28,638,024
	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company -	848,696	shares	8,741,565
*	Fidelity Money Market Government Portfolio Class I	Investment Company -	13,803,687	shares	13,803,687
*	Fidelity Mid Cap Value Fund	Investment Company -	500,591	shares	11,183,205
*	Spartan Extended Market Index Fund	Investment Company -	590,827	shares	29,659,538
*	Spartan 500 Index Fund - Institutional Class	Investment Company -	1,165,208	shares	83,673,560
*	Fidelity Balanced K	Investment Company -	1,152,536	shares	24,456,808
*	Fidelity Contrafund K	Investment Company -	403,451	shares	39,893,267
*	Fidelity Growth Company Pool	Investment Company -	4,073,646	shares	52,875,928
*	Fidelity International Discovery K	Investment Company -	190,101	shares	7,470,972
*	Fidelity Low Priced Stock K	Investment Company -	682,775	shares	32,575,183
*	Spartan International Index Fund	Investment Company -	1,202,514	shares	43,206,315
*	Pyramis Core Lifecycle 2000 Commingled	Investment Company -	648,793	shares	7,882,830
*	Pyramis Core Lifecycle 2005 Commingled	Investment Company -	235,302	shares	2,993,047
*	Pyramis Core Lifecycle 2010 Commingled	Investment Company -	305,054	shares	4,124,331
*	Pyramis Core Lifecycle 2015 Commingled	Investment Company -	1,287,800	shares	17,346,664
*	Pyramis Core Lifecycle 2020 Commingled	Investment Company -	2,437,870	shares	31,936,096
*	Pyramis Core Lifecycle 2025 Commingled	Investment Company -	2,517,433	shares	34,010,513
*	Pyramis Core Lifecycle 2030 Commingled	Investment Company -	1,520,930	shares	19,832,929
*	Pyramis Core Lifecycle 2035 Commingled	Investment Company -	854,726	shares	11,350,762
*	Pyramis Core Lifecycle 2040 Commingled	Investment Company -	843,863	shares	11,054,604
*	Pyramis Core Lifecycle 2045 Commingled	Investment Company -	619,098	shares	8,153,526
*	Pyramis Core Lifecycle 2050 Commingled	Investment Company -	560,921	shares	7,275,144
*	Pyramis Core Lifecycle 2055 Commingled	Investment Company -	249,205	shares	3,466,442
	Dodge & Cox Stock Fund	Investment Company -	54,449	shares	8,862,629
	Dodge & Cox Income Fund	Investment Company -	1,746,155	shares	23,206,400
	Columbia Acorn International Y	Investment Company -	142,017	shares	5,596,877
	Morgan Stanley Mid Cap Growth	Investment Company -	186,805	shares	6,130,933
	DFA Emerging Markets Value	Investment Company -	500,025	shares	10,200,503
	Vanguard Small-Cap Index Fund Institutional Shares	Investment Company -	118,041	shares	6,262,086

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)			(e)
	Identity of Issue, Borrower,				Current
	Lessor, or Similar Party	Description of Investment			Value
	Vanguard Total Bond Market	Investment Company -	4,132,249	shares	43,967,131

* Indicates party-in-interest.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(e)
Identity of Issue, Borrower,			Current
Lessor, or Similar Party		Description of Investment	Value
	Stable Value Contract Carriers
	Bank of Tokyo - Mitsubishi ACT	Actively Managed Global Wrap**
	Wrapper Contract FID-MARAOIL13-1; 2.016%
	Total Contract Value/Fair Market Value		$82,188,319	***
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract AMarathon-02-07; 2.011%
	Total Contract Value/Fair Market Value		78,485,781	***
	Prudential Insurance Co America ACT	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 2.036%
	Total Contract Value/Fair Market Value		51,439,264	***
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627651; 2.021%
	Total Contract Value/Fair Market Value		84,751,535	***
	Nationwide Life Insurance Co	Actively Managed Global Wrap**
	Wrapper Contract 063025001; 2.016%
	Total Contract Value/Fair Market Value		33,231,345	***
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios;
	Variable interest rate - 1.85% as of 12/31/14	Money Market Portfolio; Class A Money Market Pool	3,309,436

	Brokerage Link	Self-Directed Brokerage Accounts	74,461,620
	Total Investments		1,047,698,799
*	Fidelity Management Trust Company
	Loans to Plan Participants	due 1/16/2015 - 12/30/2020, dates for defaulted loan balance year ranges 2008 to 2015, interest rates range from 3.25% to 9.5%	6,392,993
	Totals		$1,054,091,792

*	Indicates party-in-interest.
**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

***	Pages 17 thru 30 list the fair value of each underlying investment of the SICs'. Each SIC owns approximately a 25 percent interest in the total fair value of the Fund.

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

(CASH)	Actively Managed Global Wrap Underlying Investments	$9,210,311.56
AT&T INC 2.45% 06/30/20		357,653.39
AT&T INC 3% 06/30/2022		535,069.88
ABBVIE INC 1.8% 05/14/18		548,796.05
ABBVIE INC 2.5% 05/14/20		563,245.27
ACE INA HOLDING 2.3% 11/03/20		233,289.71
AMOT 2015-3 A 1.63% 05/20		911,913.24
ALLYL 2014-SN1 A3 .75% 02/17		460,009.29
ALLYL 2015-SN1 A3 1.21% 03/17		177,297.13
ALLYA 2015-1 A3 1.39% 09/19		502,240.02
AMERICAN EX CRD 2.125% 3/18/19		653,982.46
AMXCA 2013-3 A .98% 05/19		804,634.81
AMXCA 2014-2 A 1.26% 01/20		828,781.06
AMXCA 2014-3 A 1.49% 04/20		1,489,990.22
AMERICAN HONDA 2.25% 08/15/19		414,528.86
AMERICAN INTL 5.85% 1/16/18		504,577.58
AMGEN INC 2.2% 05/22/19		310,394.73
AMGEN INC 2.125% 05/01/2020		391,171.53
AB INBEV FIN 2.15% 2/1/19		827,844.06
APPLE INC 1% 5/3/18		1,620,821.11
APPLE INC 2.85% 5/6/21		648,217.19
AUSTRALIA & NZ 1.875% 10/06/17		453,074.44
AUSTRALIA & NZ 1.45% 5/15/18		436,692.86
AUST & NZ BKG NY 2.25% 6/13/19		829,492.04
BACCT 2015-A2 A 1.36% 09/20		922,270.66
BAT INTL FIN 2.75% 6/20 144A		720,993.76
BAT INTL FIN 3.5% 6/22 144A		554,720.70
BPCM 1.375% 5/10/18		651,868.09
BP CAPITAL MKT PLC 2.315% 2/20		367,970.61
BNP PARIBA 2.45% 03/17/19		445,288.70

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

BMWLT 2014-1 A3 .73% 02/17	Actively Managed Global Wrap Underlying Investments	$478,291.37
BACM 2006-4 A4 5.634% 07/46		341,917.53
BACM 2006-4 A1A CSTR 7/46		772,363.67
BANK OF AMERICA CRP MTN 2 1/18		889,286.59
BANK AMER FDG CRP 2.6% 1/15/19		2,436,921.33
BANK AMERICA CORP 2.65% 4/1/19		986,643.56
BANK OF MONTREL 2.375% 1/25/19		448,219.93
BANK NOVA SCOTIA 2.8% 07/21/21		417,548.28
BANK T-M UFJ 2.35% 9/8/19 144A		1,714,357.75
BANK TOKYO-MSB 2.3% 03/20 144A		367,613.17
BARCLAYS BNK PLC 2.5% 02/20/19		303,413.77
BAYER US FIN2.375% 10/19 144 A		493,121.64
BAYER US FIN 3% 10/8/21 144A		215,377.72
BSCMS 2006-T22 A1A CSTR 4/38		392,263.16
BSCMS 2006-PW12 A1A CSTR 9/38		447,624.59
BSCMS 2006-PW13 A1A 5.533 9/41		616,924.80
BSCMS 2006-PW14 A1A 5.189		272,008.78
BERKSHIRE ENG 2.4% 2/20		600,420.60
BMWOT 2014-A A3 0.97% 11/18		1,406,620.04
BRITISH TELECOM PLC 2.35% 2/19		1,011,692.06
CD 2007-CD5 A1A 5.8% 11/44		670,214.21
COMM 2015-CR22 A2 2.856% 03/48		259,846.89
COMM 2012-CR5 A1 0.673% 12/45		97,554.79
COMM 2012-CR1 A2 2.35% 5/45		294,958.05
COMM 2012-CR2 A1 .824% 08/45		22,429.99
COMM 2013-CR9 A1 1.3440% 7/45		89,027.29
COMM 2014-CR17 A2 3.012% 05/47		623,716.77
COMM 2014-CR18 A2 2.924% 07/47		468,633.27
CVS HEALTH CORP 1.9% 07/20/18		336,666.06
CVS HEALTH CORP 2.8% 07/20/20		328,630.29

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

COMET 2013-A3 A3 .96% 9/19	Actively Managed Global Wrap Underlying Investments	$1,224,755.69
COMET 2014-A2 A2 1.26% 01/20		1,198,322.62
COMET 2014-A5 A 1.48% 07/20		1,211,021.09
COMET 2015-A1 A 1.39% 01/21		746,219.68
COMET 2015-A5 A5 1.59% 5/21		1,253,645.96
CAPITAL ONE NAT 2.4% 09/05/19		1,495,811.00
CARMX 2014-3 A3 1.16% 06/19		518,332.86
CARMX 2014-4 A3 1.25% 11/19		403,411.65
CARMX 2015-3 A3 1.63% 06/20		339,709.06
CARMX 2015-1 A3 1.38% 11/19		378,577.22
CD 2006-CD3 A5 5.617% 10/48		68,475.79
CHAIT 2013-A8 A8 1.01% 10/18		879,607.33
CHAIT 2014-A1 A 1.15% 01/19		2,099,449.61
CHAIT 2014-A7 A 1.38% 11/19		1,005,736.67
CHAIT 2015-A2 A 1.59% 02/20		940,533.33
CHAIT 2015-A5 A 1.35% 04/20		726,263.06
CHAIT 15-A7 A7 1.62% 7/20		713,083.66
CHEVRON PHIL 2.45% 5/1/20 144A		331,297.71
CHEVRON CORP NE 1.104% 12/5/17		843,885.06
CHEVRON CORP NEW 1.961% 03/20		376,065.30
CITIGROUP INC 2.55% 04/08/19		3,786,387.84
CCCIT 13-A3 A3 1.11% 7/23/18		713,905.50
CCCIT 2013-A6 A6 1.32% 09/18		1,052,412.40
CCCIT 2014-A2 A2 1.02% 02/19		801,007.44
CCCIT 2014-A4 A4 1.23% 04/19		852,632.70
CCCIT 2014-A8 A8 1.73% 04/20		815,087.01
CGCMT 2006-C5 A4 5.431 10/49		471,657.28
CGCMT 2006-C5 A1A 5.425 10/49		898,783.35
CGCMT 13-GC11 A1 0.672% 12/17		163,365.28
CITIZENS BANK NA 1.6% 12/04/17		793,482.40

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

CITIZENS BANK NA 2.3% 12/03/18	Actively Managed Global Wrap Underlying Investments	$270,199.50
CWCI 2007-C2 A3 5.484% 04/47		370,022.64
COLGATE-PALMOLIVE 0.9% 5/1/18		563,277.08
COMERICA INC 2.125% 05/23/19		252,797.07
COMM 06-C8 A4 5.306% 12/46		768,228.65
COMM 2006-C8 A1A 5.292 12/46		718,228.12
COMM 2006-C7 A4 CSTR 6/46		147,064.60
COMM 2006-C7 A1A CSTR 6/46		566,489.13
COMM 2013-LC6 A1 .7240% 1/46		124,416.44
COMMONWLTH BK ASTL 1.125% 3/17		660,694.32
COMMONWEALTH NY 2.25% 03/13/19		1,125,934.63
COMMONWEALTH BK NY 1.4% 09/17		410,928.01
COMMONWEALTH BK NY 2.3% 9/6/19		412,172.27
CONOCOPHILLIP CO 2.2% 05/15/20		223,275.29
CREDIT SUISSE NY 2.3% 5/19		832,700.27
CREDIT SUISSE NY 3% 10/29/21		400,685.87
DAIMLER FIN 2.25% 3/20 144A		372,357.41
DAIMLER FIN NA 1.65% 5/18 144A		1,264,621.87
DANAHER CORP 2.4% 09/15/20		124,885.82
DANAHER CORP 3.35% 9/15/25		332,303.44
DEERE JOHN CAP CORP 1.6% 7/18		128,380.18
DEUTSCHE BANK AG 1.4% 2/13/17		614,842.97
DEUTSCHE BANK AG 2.5% 2/13/19		1,125,002.56
DIGITAL REALTY 3.95% 07/01/22		248,366.74
DIGITAL DELTA 3.4%10/1/20 144A		365,628.33
DCENT 2014-A3 A3 1.22% 10/19		850,520.56
DCENT 2014-A4 A4 2.12% 12/21		813,532.27
DCENT 2014-A5 A 1.39% 04/20		1,407,239.90
DOMINION RESOURCE 1.9% 6/15/18		579,888.53
ENTERPRISE PRD 2.55% 10/15/19		80,045.81

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

ENTERPRISE PRD 1.65% 05/07/18	Actively Managed Global Wrap Underlying Investments	$149,633.39
FHLG 15YR 4.50% 8/18 #E98688		96,028.11
FHLG 15YR 4.50% 9/18 #E99205		37,496.44
FHLG 15YR 4.50% 10/18 #E99833		51,856.36
FHLM ARM 3.53% 4/40 #1B4657		69,240.30
FHLM ARM 3.58% 4/40 #1B4702		69,118.19
FHLG 7.50% 7/34 #G02115		299,444.99
FHLG 15YR 5.00% 3/19 #G13052		132,165.51
FHLG 15YR 3.5% 08/30#G15273		963,109.02
FHLG 25YR 5.50% 7/35 #G05815		87,491.04
FHLM ARM 4.941% 11/35 #1J1228		94,693.28
FHLG 10YR 3.00% 8/21 #J16393		161,838.01
FHLG 10YR 3.00% 8/21 #J16442		146,501.59
FHLM ARM 3.717% 05/41#1B8124		46,691.25
FHLM ARM 3.224% 4/41#1B8179		33,974.19
FHLM ARM 3.464% 5/1/41#1B8304		28,294.39
FHLM ARM 3.627% 6/1/41#1B8372		56,343.16
FHLM ARM 3.283 6/1/41		40,559.84
FHLM ARM 2.98% 8/41 #1B8533		116,501.71
FHLM ARM 3.07% 9/41 #1B8608		72,596.48
FHLM ARM 3.242% 9/1/41#1B8659		40,345.40
FHLG 5.50% 3/34 #G01665		125,298.76
FHLG 15YR 5.50% 4/18 #G11389		29,586.66
FHLG 15YR 4.00% 9/25 #E02787		238,292.44
FHLG 15YR 4.00% 4/26 #E02867		120,851.22
FHLG 15YR 4.50% 11/18 #B10931		31,658.54
FHLB 0.875% 05/24/17		1,419,348.65
FHLM ARM 4.199% 8/36 #848185		48,967.69
FHLM AR 12M+187.9 10/42#849255		312,086.01
FHLG 5.50% 5/34 #Z40042		950,083.48

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA 1.5% 06/22/20	Actively Managed Global Wrap Underlying Investments	$306,379.51
FNMA 1.125% 07/20/18		2,130,273.24
FNMA 1.5% 11/30/20		716,321.91
FNMA 1.125% 12/14/18		4,198,257.08
FNMA 1.875% 12/28/20		877,084.41
FNMA 1.875% 09/18/18		4,241,392.83
FNR 2014-83 P 3% 06/43		889,314.14
FNR 2015-32 PA 3% 4/44		695,883.46
FNR 2015-28 P 2.5% 5/45		2,035,127.22
FNR 2015-28 JE 3% 05/45		1,543,864.90
FNR 2015-42 LE 3% 06/45		1,276,495.32
FNR 2015-49 LE 3% 07/45		925,020.53
FNR 2015-54 LE 2.5% 07/45		1,102,699.27
FNR 2012-94 E 3% 6/22		139,535.44
FHR 3820 DA 4% 11/35		230,336.79
FHR 2015-4472 WL 3% 05/45		919,705.36
FHLMC 1.0% 12/15/17		1,348,233.90
FNMA 5.50% 11/34 #310105		683,529.14
FNMA ARM 3.228% 7/41#AI3469		55,187.31
FNMA ARM 3.01% 8/41 #AI4358		45,104.90
FNMA ARM 3.545% 07/41#AI6050		67,492.46
FNMA ARM 3.365% 10/41#AI6819		30,458.53
FNMA 15YR 3.5% 07/26#AI7819		72,130.26
FNMA ARM 3.37% 9/41 #AI8935		73,076.87
FNMA ARM 09/41#AI9813		38,429.56
FNMA ARM 10/41#AJ3399		10,439.98
FNMA ARM 2.74% 8/41 #AH5259		203,259.92
FNMA ARM 2.57% 10/41 #AH5261		159,294.58
FNMA 15YR 3.50% 1/26 #AL1168		193,073.82
FNMA 15YR 3.50% 3/27 #AL1746		837,225.04

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA 15YR 3.5% 10/29#AL5851	Actively Managed Global Wrap Underlying Investments	$279,264.52
FNMA 15YR 3.5% 09/29#AL5878		638,596.79
FNMA ARM 06/42#AO2244		44,139.48
FNMA 15YR 3.5% 01/27 #AX1909		327,175.33
FNMA 6.50% 7/32 #545759		33,611.73
FNMA 6.50% 7/32 #545762		16,828.87
FNMA 15YR 7.00% 6/17 #545928		802.73
FNMA 15YR 7.00% 8/16 #599824		1,156.91
FNMA 15YR 7.00% 1/17 #626726		2,368.80
FNMA 15YR 7.00% 3/17 #635939		3,009.88
FNMA 15YR 7.00% 3/17 #638317		2,679.51
FNMA 15YR 7.00% 10/17 #665372		803.13
FHR 3741 HD 3% 11/15/39		208,773.64
FNMA 15YR 6.50% 3/18 #705791		19,184.03
FNMA ARM 4.68% 11/34 #735011		74,977.45
FNMA 6.50% 12/32 #735415		16,973.97
FNMA 6.50% 7/35 #745092		18,382.69
FNMA ARM 4.53% 12/34 #802852		66,214.84
FNMA 6.50% 8/36 #888034		24,421.34
FNMA 6.50% 8/36 #888544		96,560.25
FNMA ARM 4.21% 5/35 #889946		125,604.32
FNMA ARM 4.30% 2/35 #995017		141,431.36
FNMA ARM 4.53% 10/35 #995414		122,863.26
FNMA ARM 4.55% 10/35 #995415		505,570.19
FNMA ARM 4.512% 12/36 #995606		143,923.64
FNMA ARM 2.61% 4/35 #995609		47,555.91
FNMA ARM 3.20% 1/40 #AC0599		126,717.10
FNMA ARM 4.285% 7/33#AD0066		48,785.28
FNMA 6.50% 12/35 #AD0723		115,278.48
FNMA ARM 3.47% 3/40 #AD0820		71,078.60

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

FNMA 6.50% 8/36 #AE0746	Actively Managed Global Wrap Underlying Investments	$84,248.78
FNMA ARM 11/40#AE6806		33,311.02
FIFTH THIRD BAN 2.875% 10/1/21		411,510.24
FIFTH THIRD BANK 2.15% 8/20/18		432,616.67
FORDF 2015-4 A1 1.77% 8/20		700,140.82
FORDO 2014-A A4 1.29% 04/19		327,314.49
FORDL 15-A A3 1.13% 6/18		916,218.63
FORDO 2015-C A3 1.41% 02/20		509,008.31
GSMS 2013-GC10 A1 .696% 2/46		2,078.30
GSMS 2013-GC10 A2 1.84% 2/46		180,298.16
GSMS 2013-GC12 A1 VAR 06/46		171,871.64
GNMA 30YR 5.5% 06/35#783800		131,687.21
GSMS 2006-GG8 A4 5.56% 11/39		592,300.42
GSMS 2006-GG8 A1A 5.547 11/39		377,019.46
GECMC 2006-C1 A1A CSTR 3/44		168,287.34
GENERAL ELEC CO 3.375% 3/11/24		798,642.43
GMALT 2015-2 A3 1.68% 12/18		358,109.62
GMALT 2015-1 A3 1.53% 09/18		641,840.41
GOLDMAN SACH GRP 2.55% 10/19		2,662,281.87
GNR 13-41 PA 2.5% 04/40		432,181.86
HSBC USA INC 2.375% 11/13/19		404,719.61
HSBC USA INC NE 1.7% 03/05/18		399,999.51
HSBC USA INC 2.25% 06/23/19		617,631.60
HALLIBURTON CO 2.7% 11/15/20		246,129.34
HALLIBURTON CO 3.8% 11/15/25		180,211.74
HEALTH CARE REI 4% 06/01/25		533,066.04
HEWLETT PACK2.85% 10/5/18 144A		875,331.07
HAROT 2015-4 A3 1.23% 09/23/19		456,382.87
HUNTINGTON NATL BK 2.2% 4/1/19		998,192.00
HART 2014-A A3 0.79% 07/18		784,258.61

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

HART 2015-B A3 1.12% 11/19	Actively Managed Global Wrap Underlying Investments	$699,926.73
HYUNDAI CAP AM 2.6% 3/20 144A		742,465.25
HART 2015-C A3 1.46% 02/20		501,319.67
HYUNDAI CP AM 2.125 10/17 144A		294,795.11
INTERCONT EXCH 2.5% 10/15/18		311,348.28
INTERCONT EXCH 2.75% 12/01/20		121,362.44
IBRD 1% 06/15/18		1,162,299.88
JPMCC 2015-JP1 A2 3.1438% 1/49		389,723.63
JPMC CO 1.625% 5/15/18		437,677.85
JPMC CO 2.35% 01/28/19		1,017,290.24
JPMORGAN CHASE &CO2.25%1/23/20		576,539.14
JPMORGAN CHASE & CO 2.75% 6/20		552,899.11
JPMCC 2006-LDP7 A4 CSTR 04/45		444,524.89
JPMCC 2006-LDP7 A1A CSTR 4/45		545,105.93
JPMCC 2006-CB16 A4 5.552% 5/45		99,047.71
JPMCC 2006-CB16 A1A 5.546 5/45		955,815.76
JPMCC 2011-C3 A3 4.3877% 02/46		360,853.99
JPMCC 2012-LC9 A1 .6698% 12/47		94,828.58
JPMCC 2013-C10 .7302% 12/15/47		109,263.62
JPMBB 15-C29 A2 2.8596% 05/48		370,290.95
JPMC CO 2.2% 10/22/19		1,058,321.94
KEY BANK NA 2.5% 12/15/19		309,887.79
KEYBANK NATL 2.25% 03/16/20		398,241.40
KIMCO REALTY CO 3.4% 11/01/22		272,440.08
KRAFT FOODS 5.375% 02/20 WI		546,885.12
LBUBS 2006-C6 A4 5.372% 9/39		460,857.82
LBUBS 2006-C6 A1A CSTR 9/39		836,701.09
LBUBS 2007-C7 A3 5.886% 9/45		1,024,226.46
MANU&TRD NT PRG 1.45% 3/7/18		884,598.29
MUFG AMERICAS HLD 1.625% 02/18		111,740.47

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

MUFG AMERICAS HLD 2.25% 02/20	Actively Managed Global Wrap Underlying Investments	$376,142.15
MARSH & MCLENN 2.35% 03/06/20		749,152.46
MASSMUTUAL GLBL 2% 4/5/17 144A		463,379.11
MASSMUTUAL GBL 2.1 8/2/18 144A		670,860.65
MASSMUTUAL GLB 2.35% 4/19 144A		424,425.03
MASSMUTUAL 2.45% 11/23/20 144A		508,833.18
MCDONALDS CORP 2.1% 12/18		145,304.11
MCDONALDS CORP 2.75% 12/20		67,079.57
MEDTRONIC INC 2.5% 3/15/20		811,776.89
MLMT 2006-C2 A1A CSTR 8/43		593,197.17
METLIFE GBL 1.875%6/22/18 144A		376,207.46
MET LIFE GLB 2.3% 4/10/19 144A		1,075,812.24
MET LIFE GLBL FDG 2% 4/20 144A		364,168.35
MIDAMERICAN ENE 2.4% 03/15/19		664,754.05
MITSUBISHI 2.45% 10/16/19 144A		611,061.50
MLCFC 2006-3 A4 CSTR 7/46		1,402,874.78
MIZUHO CORP 1.85% 3/21/18 144A		889,849.49
MIZUHO BK LTD 2.45 4/19 144A		432,509.55
MSBAM 2014-C14 A2 2.916% 1/47		479,919.26
MSC 2006-IQ11 A1A CSTR 10/42		507,647.08
MSC 2011-C2 A4 4.661% 06/44		586,830.47
MORGAN STANLEY 2.5% 01/24/19		2,744,765.40
MORGAN STANLEY 2.65% 01/27/20		585,200.34
MSC 2006-HQ9 A4 CSTR 7/44		379,425.35
MSC 2007-IQ13 A1A 5.312% 3/44		243,750.77
MSC 2007-T27 A1A CSTR 6/42		867,080.50
MSBAM 2012-C5 A1 .916% 8/45		89,260.29
MSBAM 2012-C5 A2 1.972% 8/45		742,166.82
MORGAN STANLEY 1.875% 01/05/18		604,895.80
NEW YORK LIFE 1.95% 2/20 144A		952,706.09

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

NALT 2014-A A3 .80% 02/17	Actively Managed Global Wrap Underlying Investments	$456,750.64
NAROT 2014-B A3 1.11% 05/19		572,531.21
NAROT 2015-C A3 1.37% 5/20		496,846.59
NEF 2005-1 A5 4.74% 10/45		186,801.57
ONTARIO PROV 2% 09/27/18		1,854,615.74
ORACLE CORP 2.5% 05/15/2022		906,488.37
PNC BK PITT MTN 2.2% 01/28/19		415,227.50
PNC BK PITT MTN 1.8% 11/05/18		1,220,527.04
PHILIP MORS INT 1.875% 1/15/19		572,461.13
PLAINS AM/PAA FIN 2.65% 12/19		456,543.31
PRICOA GLBL F 1.6% 5/18 144A		658,656.05
PRINCIPAL FDGII 2.2% 4/20 144A		737,536.70
PUBLIC SVC ELEC 1.8% 06/01/19		1,045,741.32
ROPER INDUSTRIES 2.05% 10/1/18		430,469.01
ROPER TECHNOLOGIES 3% 12/15/20		339,293.48
ROYAL BK OF CDA 2.15% 03/15/19		423,867.59
ROYAL BK CAN GL 1.8% 07/30/18		703,196.90
ROYAL BK CAN GL 2.35% 10/30/20		686,841.14
SEMPRA ENERGY 2.4% 3/15/20		234,373.99
SEMPRA ENERGY 2.85% 11/15/20		275,136.50
SHELL INTL FIN BV 2.125% 05/20		543,735.28
SHELL INTL 2.25% 11/10/20		516,822.06
SIMON PROPERTY 2.2% 02/01/19		400,687.87
SOUTHERN PWR CO 1.5% 06/01/18		537,099.18
SOUTHERN PWR CO 2.375% 6/1/20		253,320.90
SUMITOMO MITSUI BKG 1.8% 7/17		678,203.64
SUMITOMO BKG 2.45% 1/10/19		517,803.77
TIME WARNER CAB 5.85 5/1/17W/I		527,956.50
TORONTO DOM 1.4% 4/30/18		879,855.70
TORONTO DOMINION 2.25% 11/5/19		609,985.73

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

TOTAL CAPITAL SA 1.5% 2/17/17	Actively Managed Global Wrap Underlying Investments	$470,433.54
TOTAL CAP INTL 2.125% 01/10/19		1,057,748.74
TOTAL CAP INTL 2.75% 06/19/21		408,845.30
TAOT 2015-C A3 1.34% 6/19		878,392.29
TRANSCANADA PIPE 1.625% 11/17		1,033,955.75
UBS AG STAM 2.375% 8/14/19		625,090.94
UBS AG STAMFORD 1.8% 03/26/18		557,744.73
UBS AG STAM CT 1.375% 6/1/17		276,016.33
UBSBB 2012-C2 A1 1.006% 5/63		142,598.83
UBSCM 2012-C1 A2 2.180% 5/45		270,922.47
UBSBB 2012-C4 A1 .6728 12/45		123,091.66
USAOT 2015-1 A3 1.2% 06/19		357,527.44
US BANK NA 1.1% 01/30/17		1,033,295.89
US BANK NA CIN 2.125% 10/19		885,935.76
USBKNA 1.35% 01/26/18		581,422.45
UBSBB 2013-C6 A1 0.8022% 4/46		145,189.58
USTN 0.875% 10/15/17		13,985,044.56
USTN 1.375% 03/31/20		30,039,603.30
USTN 0.875% 11/30/17		2,610,681.74
UST NOTE 1.625% 11/30/20		3,584,713.55
USTN 1.25% 12/15/18		12,944,937.37
USTN 1.375% 2/28/19		9,057,282.29
UST NOTE .875% 1/31/18		10,437,017.81
US T-NOTE 0.75% 2/28/2018		21,388,068.83
UST NOTES 1.625% 06/30/2019		5,747,042.12
UNITEDHELTH GR 2.875% 12/15/21		405,211.11
UNITED HEALTH 2.7% 7/15/20		295,565.79
VENTAS REALTY LP 2.7% 4/1/20		138,037.15
VIACOM INC 2.2% 4/01/2019		800,342.37
VISA INC 2.8% 12/14/22		511,591.31

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

VODAFONE 1.625% 3/20/17	Actively Managed Global Wrap Underlying Investments	$581,789.32
VOLKSWAGEN GRP 2.4% 5/20 144A		345,571.14
VALET 2013-2 A4 1.16% 03/20/20		635,573.54
VWALT 2014-A A3 .80% 4/20/17		523,717.63
VALET 2014-1 A3 .91% 10/22/18		560,112.32
VWALT 2015-A A3 1.25% 12/17		465,508.98
WFRBS 13-C14 A1 .836% 6/15/46		120,841.10
WFRBS 2013-C14 A2 2.133% 6/46		180,316.39
WFRBS 2011-C5 A1 1.456 11/44		16,273.68
WFRBS 2012-C8 A1 .864% 8/45		116,520.92
WFRBS 2012-C8 A2 1.881% 8/45		410,528.17
WFRBS 2013-C11 A1 .799% 03/45		78,134.61
WFRBS 2013-C13 A1 0.778% 5/45		100,125.93
WBCMT 2006-C24 A1A CSTR 3/45		180,010.45
WBCMT 2006-C25 A5 CSTR 5/43		212,125.90
WBCMT 2006-C25 A1A CSTR 5/43		523,748.81
WBCMT 2006-C27 A3 CSTR 7/45		440,593.53
WBCMT 2006-C26 A1A CSTR 6/45		630,036.98
WBCMT 2006-C29 A4 5.308% 11/48		181,043.87
WBCMT 2006-C29 A1A 5.297 11/48		1,028,402.80
WAL-MART STORES 1.125% 4/18		886,579.20
WAL MART STORES 3.3% 04/22/24		442,621.24
WELLS FARGO 3% 01/22/21		780,534.89
WELLS FARGO & CO MTN 2.6% 7/20		1,271,775.12
WFCM 2012-LC5 ASB 2.528% 10/45		311,450.15
WFCM 2013-LC12 A1 1.676% 7/46		561,937.63
WESTERN UN CO 3.65% 8/22/18		724,738.40
WESTPAC BANKING CRP 2% 8/14/17		809,094.69
WESTPAC BANK CORP 1.2% 5/19/17		629,391.42
WESTPAC BANKING 1.5% 12/01/17		598,824.00

Marathon Oil Company
Thrift Plan EIN 25-1410539, Plan Number 003
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

(b)	(c)	(e)
Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

WISCONSIN ENERGY 2.45% 6/15/20	Actively Managed Global Wrap Underlying Investments	$208,231.49
WISC ENERGY 3.55% 06/15/25		248,819.84
WOART 2014-B A3 1.14% 1/20		736,395.74
WOLS 2015-A A3 1.54% 10/18		634,874.45
WOLS 2014-A A3 1.16% 09/17		579,505.35

Total Fair Value of Underlying Investments		$330,096,244.89

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Marathon Oil Company Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL COMPANY THRIFT PLAN

By    /s/ Deanna L. Jones
Deanna L. Jones, Plan Administrator

Dated: June 27, 2016

EXHIBIT INDEX

23.1 - Consent of Independent Registered Public Accounting Firm